Filed by Voya Investors Trust (SEC File Nos.: 033-23512; 811-5629) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

December 10, 2018

Voya Investment Management

Client Talking Points

VY® Pioneer High Yield Portfolio

Voya Investment Management has announced the following changes:

Planned Change(s)	Effective Date (on or about)	Merging Portfolio Name	Surviving Portfolio Name
Reorganization	August 23, 2019	VY® Pioneer High Yield Portfolio	Voya High Yield Portfolio

The Boards of Directors/Trustees (the “Boards”) of VY® Pioneer High Yield Portfolio (the “Pioneer High Yield Portfolio”) and Voya High Yield Portfolio (“Voya High Yield Portfolio”) approved an Agreement and Plan of Reorganization (“Merger” or “Reorganization”). The approval of shareholders of the VY® Pioneer High Yield Portfolio is required before the Merger may take place.

▪	What is happening?
o	On November 16, 2018, the Boards approved a proposal to merge Pioneer High Yield Portfolio into Voya High Yield Portfolio.
o	Shareholders of Pioneer High Yield Portfolio will be sent a combined proxy statement and prospectus on or about June 3, 2019.
o	A shareholder meeting will be held on or about July 23, 2019.
o	Pending shareholder approval, the Merger will occur as of the close of business on or about August 23, 2019.
o	Amundi Pioneer Asset Management, Inc. (“Pioneer”) serves as the sub-adviser to Pioneer High Yield Portfolio. Voya Investment Management Co. LLC serves as sub-adviser to Voya High Yield Portfolio. If the Merger is approved, shareholders of Pioneer High Yield Portfolio will become shareholders of Voya High Yield Portfolio as of the close of business on or about August 23, 2019.
o	A prospectus supplement was filed on or about November 27, 2018 to notify shareholders of the changes.

December 10, 2018

Client Talking Points

▪	Why is the Merger proposed?
o	Voya Investments, LLC (“VIL”), the investment adviser to Pioneer High Yield Portfolio (the “Adviser”), has been monitoring Pioneer due to recent leadership and portfolio management changes at Pioneer and uncertainties regarding the impact of those changes on the Portfolio.
o	VIL proposed Voya High Yield Portfolio as the survivor due to similarities in investment objectives of each portfolio.
o	The Advisor noted that the Merger would provide Pioneer High Yield Portfolio shareholders with an immediate benefit through lower gross and net expenses.
o	This Merger was determined to be in the best interest of shareholders by the Board after a review of several factors.

▪	How do the Investment Objectives compare?
	Pioneer High Yield Portfolio	Voya High Yield Portfolio
Investment Objective	The Portfolio seeks to maximize total return through income and capital appreciation.	The Portfolio seeks to provide investors with a high level of current income and total return.

▪	What is the experience of the Voya Investment Management Co. LLC Team?

Voya High Yield Portfolio is managed by the Voya Investment Management Co. LLC team of Randall Parrish and Rick Cumberledge.

Randall Parrish, CFA

Portfolio Manager

Randall Parrish, CFA, serves as Senior Portfolio Manager and head of U.S. high-yield at Voya IM. Before being named a portfolio manager in 2007, Mr. Parrish served as a high-yield analyst focused on the media and retail/consumer sectors. Prior to joining Voya IM, Mr. Parrish was a corporate banker in leveraged finance with Sun Trust Bank and predecessors to Bank of America.

Rick Cumberledge, CFA

Portfolio Manager

Rick Cumberledge, CFA, Senior Portfolio Manager, joined Voya IM in 2007. Prior to that, Mr. Cumberledge was a senior high-yield credit analyst at Federated Investors (2001 – 2007).

For financial professional use only.  Not for inspection by or distribution to the general public.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any portfolio, nor is it a solicitation of any proxy. For information regarding the Portfolio, please call Voya Investment Management toll free at 1-800-366-0066.

For information regarding any of the Portfolios discussed in this Client Talking Points, please call Voya Investment Management toll free at 1-800-366-0066. To receive a free copy of a Proxy Statement/Prospectus relating to the proposed merger of VY® Pioneer High Yield Portfolio with and into Voya High Yield Portfolio, please call Voya Investment Management toll free at 1-800-366-0066. This “Client Talking Points” is qualified in its entirety by reference to the Proxy Statement/ Prospectus, and supersedes any prior Client Talking Points. The Proxy Statement/Prospectus contains important information about fund objectives, strategies, fees, expenses and risk considerations, and therefore you are advised to read it. The Proxy Statement/Prospectus and shareholder reports and other information are or will also be available for free on the SEC’s website (www.sec.gov). Please read any Proxy Statement/Prospectus carefully before making any decision to invest or to approve the merger.

December 10, 2018

Client Talking Points

This information is proprietary and cannot be reproduced or distributed. Certain information may be received from sources Voya Investment Management considers reliable; Voya Investment Management does not represent that such information is accurate or complete. Certain statements contained herein may constitute "projections," "forecasts" and other "forward-looking statements" which do not reflect actual results and are based primarily upon applying retroactively a hypothetical set of assumptions to certain historical financial data. Actual results, performance or events may differ materially from those in such statements. Any opinions, projections, forecasts and forward looking statements presented herein are valid only as of the date of this document and are subject to change. Nothing contained herein should be construed as: (i) an offer to buy any security; or (ii) a recommendation as to the advisability of investing in, purchasing or selling any security. Voya Investment Management assumes no obligation to update any forward-looking information. Past performance is no guarantee of future results.

Your clients should consider the investment objectives, risks, charges and expenses of Voya High Yield Portfolio carefully before investing. For a free copy of the Voya High Yield Portfolio’s prospectus, which contains this and other information, visit us at www.voyainvestments.com or call Voya Investment Management at 1-800-366-0066. Please instruct your clients to read the prospectus carefully before investing.

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